Old Mutual Absolute Return Institutional Fund,
L.L.C.
(the Registrant)
N-SAR Item 77K

	At a meeting held on September 15, 2008, the Board of Managers of the Registrant appointed
Rothstein, Kass & Company, P.C. as the independent registered public accounting firm of the Registrant for the fiscal year ending March 31, 2009, replacing the firm of Anchin, Block & Anchin LLP (ABA). This change in the Registrants auditor was approved by all of the Managers who are not interested persons as defined in Section 2(a)(19) of the Investment
Company Act of 1940, as amended, of the Registrant, acting on the recommendation of the Registrants
Audit Committee.

	The audit reports of ABA for the Registrants financial statements for the fiscal periods ended
March 31, 2008 and March 31, 2007 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The Registrant was formed on October 13, 2006. During the period from October 13, 2006 through September 15, 2008, there were no disagreements between the Registrant and ABA on accounting principles, financial statement disclosure or audit scope, which, if not resolved to the satisfaction of ABA, would have caused ABA to make reference to the disagreements in their reports; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

	The Registrant provided ABA with a copy of the foregoing disclosures and has filed as an Exhibit hereto the response of ABA to such disclosures.








SRZ-10794897.1